THEODORE J. FISHER
                                                      DIRECT DIAL:  804-788-8798
                                                      EMAIL:  tfisher@hunton.com

                                                      FILE  NO:  54521.26

December  27,  2001




VIA  EDGAR

Ms.  Peggy  Y.  Kim
Securities  and  Exchange  Commission
Division  of  Corporate  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

Re:     Hersha  Hospitality  Trust
        File  No.  333-75580

Dear  Ms.  Kim:

Pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into Hersha Hospitality Trust's Form S-11 previously filed with the Securities and Exchange Commission:

          "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

If you have any questions concerning this letter, please do not hesitate to contact me at (804) 788-8798.

Sincerely,

/s/  Theodore J. Fisher

Theodore J. Fisher, counsel
for and on behalf of
Hersha Hospitality Trust


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